Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust and Vault Energy Trust Announce Vault Unitholder
     and Court Approval of Acquisition

     CALGARY, Jan. 9 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust
("Penn West") and (VNG.UN - TSX) Vault Energy Trust ("Vault") are pleased to announce that the plan of arrangement (the "Arrangement") related to the acquisition of Vault by Penn West was approved today at the Special Meeting of
Vault Unitholders, Vault Exchangeable Shareholders and Vault Warrantholders
with 94.6 percent of the votes cast in favour of the Arrangement. The Alberta
Court of Queen's Bench has also granted the final order required in connection with the Arrangement. Subject to the satisfaction of other standard closing conditions, the acquisition is expected to be effective on or about
January 10, 2008.
     Pursuant to the Arrangement, Vault Unitholders will receive 0.14 of a
Penn West trust unit for each Vault trust unit exchanged, Vault Exchangeable
Shareholders will receive 0.14 of a Penn West trust unit for each Vault trust unit in to which the Vault Exchangeable Shares held by such holders are exchangeable, and Vault warrantholders will receive cash consideration of
$0.51 for each Vault warrant exchanged.
     The acquisition is expected to be accretive to Penn West's Unitholders on a production, cash flow and reserves basis. The transaction is expected to add current production of approximately 6,200 barrels of oil equivalent per day, weighted approximately 65 percent to natural gas and 35 percent to light oil and natural gas liquids. It is also expected to increase Penn West's tax pool position by approximately $480 million. Vault's Alberta properties include
Wimborne, Bigoray, Pembina, Crystal and Westerose, all of which are strategically located at or near some of Penn West's central area core light oil properties. Additionally, Vault's significant natural gas properties in northeast British Columbia and northwest Alberta complement existing Penn West properties. In connection with the acquisition, Penn West will also add approximately 120,000 net undeveloped acres to its land base.

     Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

     Vault Energy Trust is an oil and natural gas energy trust based in
Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
VNG.UN.

     Forward-looking Statements

     Certain information regarding Penn West Energy Trust and Vault Energy
Trust, including the completion and timing of completion of the acquisition of
Vault, the benefits that Penn West and Penn West unitholders will derive from the acquisition of Vault, and the attributes of Vault's assets may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, failure to realize the anticipated benefits of the acquisition, ability to access sufficient capital from internal and external sources;
failure to obtain required regulatory approvals, changes in legislation, including but not limited to tax laws and environmental regulations. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West's and Vault's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the
SEC's website (www.sec.gov) or at Penn West's website (www.pennwest.com).
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, neither Penn West nor Vault undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST: Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
VAULT ENERGY TRUST: Robert Jepson, President and Chief Executive Officer,
(403) 444-9662 or Greg Fisher, VP, Finance and Chief Financial Officer, (403)
444-9651, E-mail: info(at)vaultenergy.com, Website: www.vaultenergy.com/
     (PWT.UN. PWE VNG.UN.)

CO:  Penn West Energy Trust; Vault Energy Trust

CNW 20:14e 09-JAN-08